SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

From:          Fernanda Maria Vieira Lima Schuery Soares

To:              Rodrigo Madeira Henrique de Araújo - Manager of DJJJ

Subject:       Call of the 170th Extraordinary General Meeting – Privatization or Liquidation of Distributors

Reference:   DFR Memorandum no. 222/2017

                   EMP no. 1415/17

We hereby refer to the Department of Investor Relations – DFR, by means of the aforementioned Memorandum, the business of the call of the 170th Extraordinary General Meeting of Eletrobras (“EGM”) to deliberate about the following issues: (i) the sale of the controlling interest of the Distributors under the control of Eletrobras, namely Amazonas Energia, Boa Vista Energia, Ceal, Cepisa Ceron and Eletroacre (“DISTRIBUTORS”) at a privatization auction, by virtue of the Resolution of the Board of the Investment Partnership Program (“CPPI”) no. 20, dated November 8, 2017, with the amendments made by CPPI Resolution no. 28, dated November 22, 2017 (hereinafter jointly simply referred to as “CPPI Resolution no. 20/2017); or (ii) the dissolution and liquidation of the DISTRIBUTORS, according to the legal procedure under Law 8,029/1990.

The agenda of the said EGM includes:

“1. Approving the sale of all shares, less one (1) common share, issued by Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of Fifty Thousand Brazilian Reais (BRL 50,000.00), connected to the granting of concession by the Granting Power for the term of thirty (30) years, under the terms of Paragraph 1-A of Article 8 of Law 12783 / 2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolution of the Board of the Investment Partnerships Program - CPPI number 28, dated November 22, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to One Hundred and Thirteen Million, Seven Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian Reais and Ninety-Nine cents (BRL 113,779,871.99), over the term established by the 169th Special Shareholders’ Meeting, held on December 28, 2017;

2. Approving, given the Item 1 above is not approved, the dissolution and liquidation of Eletroacre;

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3. Approving, since the sale referred to in Item 1 above is approved, that Eletrobras assumes the rights of Eletroacre, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to Two Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais (BRL 296,167 million), and Eletrobras shall, on the other hand, assume, in a commutative manner, obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolution of the Board of the Program of Investment Partnerships - CPPI number 28, dated November 22, 2017;

4. Approving the sale of all shares, less one (1) common share, issued by Centrais Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of Fifty Thousand Brazilian Reais (BRL 50,000.00), connected to the granting of concession by the Granting Power for the term of thirty (30) years, under the terms of Paragraph 1-A of Article 8 of Law 12783 / 2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolution of the Board of the Investment Partnerships Program - CPPI number 28, dated November 22, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to One Billion, Eight Hundred and Seventy-Two Million, Five Hundred Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents (BRL 1,872,522,463.42), over the term established by the 169th Special Shareholders’ Meeting, held on December 28, 2017;

5. Approving, given the Item 4 above is not approved, the dissolution and liquidation of Ceron;

6. Approving, since the sale referred to in Item 4 above is approved, that Eletrobras assumes the rights of Ceron, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais (BRL 3,847,293 billion), and Eletrobras shall, on the other hand, assume, in a commutative manner, obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolution of the Board of the Program of Investment Partnerships - CPPI number 28, dated November 22, 2017;

7. Approving the sale of all shares, less one (1) common share, issued by Boa Vista Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of Fifty Thousand Brazilian Reais (BRL 50,000.00), connected to the granting of concession by the Granting Power for the term of thirty (30) years, under the terms of Paragraph 1-A of Article 8 of Law 12783 / 2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolution of the Board of the Investment Partnerships Program - CPPI number 28, dated November 22, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to Three Hundred and Forty-Two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents (BRL 342,120,486.20), over the term established by the 169th Special Shareholders’ Meeting, held on December 28, 2017;

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MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

8. Approving, given the Item 7 above is not approved, the dissolution and liquidation of Boa Vista Energia;

9. Approving, since the sale referred to in Item 7 above is approved, that Eletrobras assumes the rights of Boa Vista Energia, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais (BRL 278,360 million), and Eletrobras shall, on the other hand, assume, in a commutative manner, obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolution of the Board of the Program of Investment Partnerships - CPPI number 28, dated November 22, 2017;

10. Approving the sale of all shares, less one (1) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of Fifty Thousand Brazilian Reais (BRL 50,000.00), connected to the granting of concession by the Granting Power for the term of thirty (30) years, under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance with the conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolution of the Board of the Investment Partnerships Program - CPPI number 28, dated November 22, 2017, including the assumption by Eletrobras of debts of said Distributor and/or conversion of debts of said Distributor in capital increase by Eletrobras, amounting up to BRL8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), over the term established by the 169th Special Shareholders’ Meeting, held on December 28, 2017, provided that: (i)  the unbundling of generation and transmission activities of distribution of Amazonas Distribuidora de Energia SA, with the transfer of Amazonas Geração e Transmissão S.A to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations Eletrobras, in addition to those set forth in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolution of the Board of the Partnership of Investments - CPPI number 28, dated November 22, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distributor and/or conversion of debts of said Distributor in the capital increase referred to in this item 7, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents (BRL 8,911,866,558.94); and  (iii) that there is recognition by the regulatory agencies, the Granting Power and/or by judicial means in a final decision, of the right to full reimbursement by the Sector Funds CCC - Fossil Fuel Account and/or CDE - Economic Development Account, "take or pay" and "ship or pay" costs established in the Gas Supply Contract no. OC-1902/2006 and its amendments, according to Law no. 12111/2009.

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11. Approving, given the Item 10 above is not approved, the dissolution and liquidation of Amazonas Energia;

12. Approving, since the sale referred to in Item 10 above is approved, that Eletrobras assumes the rights of Amazonas Energia, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais (BRL 4,055,549 billion), and Eletrobras shall, on the other hand, assume, in a commutative manner, obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, as amended by the Resolution of the Board of the Program of Investment Partnerships - CPPI number 28, dated November 22, 2017;

13. Approving the sale of all shares, less one (1) common share, issued by Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of Fifty Thousand Brazilian Reais (BRL 50,000.00), connected to the granting of concession by the Granting Power for the term of thirty (30) years, under the terms of Paragraph 1-A of Article 8 of Law 12783 / 2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolution of the Board of the Investment Partnerships Program - CPPI number 28, dated November 22, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to Fifty Thousand Brazilian Reais (BRL 50,000.00, over the term established by the 169th Special Shareholders’ Meeting, held on December 28, 2017);

14. Approving, given the Item 13 above is not approved, the dissolution and liquidation of Cepisa;

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MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

15. Approving the sale of all shares, less one (1) common share, issued by Companhia Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of Fifty Thousand Brazilian Reais (BRL 50,000.00), connected to the granting of concession by the Granting Power for the term of thirty (30) years, under the terms of Paragraph 1-A of Article 8 of Law 12783 / 2013 and in accordance with the conditions established under the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments to the Resolution of the Board of the Investment Partnerships Program - CPPI number 28, dated November 22, 2017, including the assumption by Eletrobras of debts of said Distributor and/or the conversion of the debts of said Distributor in capital increase by Eletrobras, at an amount up to Fifty Thousand Brazilian Reais (BRL 50,000.00), provided that there is execution and judicial homologation connected to the payment of salary differences arising out of Bresser Plan, over the term established by the 169th Special Shareholders’ Meeting, held on December 28, 2017;

16. Approving, given the Item 15 above is not approved, the dissolution and liquidation of Ceron;

17. Approving, according to Decree 1091 of March 21, 1994, the free assignment, by Eletrobras, of the preemptive right to subscribe new shares to be issued by the distributors, whose transfers of controlling interest were approved under the terms of Items 1, 4, 7, 10, 13 and 15 above, under the scope of the capital increase to be performed by the new controlling shareholder(s), winner(s) of the Privatization Auctions, to employees and retirees of the respective distributors, as provided for under the Resolution of the Board of the Partnership of Investments – CPPI number 20, dated November 8, 2017, as amended by the Board of the Partnerships of Investments Program - CPPI number 28, dated November 22, 2017;

18. Delegating powers to the Eletrobras’ Board of Directors to resolve on the exercise of Eletrobras' option to increase the interest, up to thirty percent (30%), in the capital of the distributors whose controlling interest’s transfers were approved, under the terms of Items 1, 4, 7, 10, 13 and 15 above, within the term of up to six (6) months, counted as of the date of execution of the respective controlling interest transfer agreement, as set forth in the Resolution of the Board of the Partnership of Investments - CPPI number 20, dated November 8, 2017, with the amendments of the Resolution of the Board of the Partnership and Investment Program - CPPI number 28, dated November 22, 2017; and

19. Approving the dissolution and liquidation of the respective distributor whose transfer of controlling interest is approved, under the terms of Items 1, 4, 7, 10, 13 and 15 above, in the case of failure to meet the requirements provided for under Items 10 and 15 above or the term established by the 169th Special Shareholders’ Meeting for the execution of the contract for transfer of the controlling interest held by Eletrobras in the distributors.”

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MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

With respect to the history of the transactions, and their technical, economic and financial aspects, they are described in Joint Technical Information DFP/DFF/DDE no. 001/2017, DFP/DFC/DDEF no. 001/2017; and DFP/DFF/DDE no. 001-A/2017  and Appendices of each of the DISTRIBUTORS, as well as in the draft of the Management Proposal (“PROPOSAL”), which describes the advantages and risks of the transaction, which provide information supporting the business in question, and should be taken into consideration by the managers for its deliberation.

However, attention should be drawn to the assertion by DFR in its Memorandum of referral, which, to prepare this business, including to draft the notice and PROPOSAL, following the premise that all business object of the agenda of the notice of the 169th EGM shall be approved, especially items 1 and 2, and, with such approval, calling the 170th EGM would be reasonable, under the terms proposed hereunder. If said items are not approved, there would be no reasonability to refer to the call of the 170th EGM, given that all DISTRIBUTORS shall be liquidated under the terms of the 165th EGM, and thus the object of this business will be lost.

It should be noted that, because they are out of the scope of this legal department, this opinion shall not cover assessments about (a) the economic, financial, operating, and technical/regulatory conditions of: (i) the sale of the DISTRIBUTORS’ shares, supported by the reports produced by consultants contracted by BNDES and (ii) the dissolution and liquidation of the DISTRIBUTORS; and (b) the convenience and opportunity for approval of the agendas in question, which claim judgment on the merits by Eletrobras’ managers and proposed for the sovereign deliberation of the Shareholders’ Meeting. This opinion shall not review the premises made in the documents above either.

Upon these initial considerations shall we analyze the transaction in question.

In accordance with Article 131 of Law 6,404/1976 (“LSA”), the shareholders’ meeting is of general nature when the object includes the business established under Article 132 of the same legal provision, and special in the other cases.

As a matter of fact, what the competent jurisdiction of EGM includes derives from the particular business of AGO, being typical in the events established under Articles 135 and 136 of LSA, and atypical whenever so demands the company’s Articles of Incorporation, or, even more widely, when called to “resolve all business connected to the corporate purpose, and to make the deliberations deemed suitable for its protection and development,” according to Article 121 of the aforementioned legal provision.

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MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

In this sense, it should be noted what Article 17, I, of the Articles of Incorporation of Eletrobras establishes, namely, that the Shareholders’ Meeting is competent to deliberate on the full or partial sale of the shares of the Eletrobras’ capital or its subsidiaries, which is in keeping with the provisions under Article 1, paragraph I, of Decree 1091/1994, which establishes that one should call the Shareholders’ Meeting especially called to deliberate on the issue in question, as well as with the provisions under Article 15 of Law 9491/1997, according to which the minimum price for sale of the shares shall be subject to deliberation of the competent agency of the shareholder.

It should also be noted that the need for meeting the requirements essential for the regular call, established in Articles 124 and 289, both of LSA, especially concerning the minimum term of 30 days of advance for the call of EGM, as established under Article 8 of CVM Instruction no. 559/2015, given that Eletrobras is the issuer of the shares that back up the program of sponsored DR.

Concerning remote voting, its application, in this case, stands as a faculty, under the terms of Paragraph § 2 of Article 21-A of CVM Instruction 481, given that not included in the mandatory items of Paragraph 1 of the same article, there not being legal impediments for its application.

This way, with respect to the legal jurisdiction. there is no legal impediment, in principle, with respect to the deliberation intended for the EGM. Nonetheless, it is important that some considerations be made about the agenda, as well as the PROPOSAL and CPPI Resolution no. 20/2017.

Items 1, 4, 7, 10, 13 and 15 of the agenda refer to the approval, on the EGM, of the privatization of the DISTRIBUTOR, in a privatization auction, under the terms of Law 12873/2013, pursuant to the conditions established in CPPI Resolution no. 20/2017, including the assumption by Eletrobras of debts of the DISTRIBUTORS and/or the conversion of debts of the DISTRIBUTORS in increase of capital by Eletrobras, with the sums and conditions established in said CPPI Resolution, abiding by the term established by 169th EGM.

In this context, it should be noted that any transfer of the controlling interest of the DISTRIBUTORS shall be subject to the National Privatization Fund (“PND”), which was established by Law 9,491/1997 and regulated by Decree 2,594/98, as well as the LSA.

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MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

The said Law 9,491/1997 establishes that the National Privatization Board (“CND”) is responsible for approving the operating modality to be applied to each privatization. Upon the enactment of Law 13,334/2016, the Investment Partnership Program (“PPI”) was established, under the scope of which CPPI started performing the assignments of the former CND.

The inclusion of the DISTRIBUTORS in PPI was established by CPPI Resolution 3/2016, subsequently ratified by the enactment of Decree 8,893/2016, which defined the projects of PPI that shall be treated as national priority in the energy and mining industries.

The said Decree 8,893/2016 appointed the Brazilian Development Bank (“BNDES”) as responsible for the performance and follow-up of the process of privatization of the DISTRIBUTORS, with its competences established under Article 2, including the engagement of consulting company, audit and other specialized services necessary for the performance of privatizations.

Given the aforementioned legal authorization, BNDES performed assessments that were the basis of CPPI Resolution no. 20/2017, which approves the modeling, establishes the conditions and price for the privatization of the DISTRIBUTORS, with the support of two consultings for the performance of economic and financial, technical, and legal assessments, modeling of the structure of sale, and other services necessary for the privatization, namely: Ceres Inteligência Financeira Ltda. (Ceres), which performed the economic and financial assessment (“Service A”), and Consortium Mais Energia B (“Service B”), comprising the companies PriceWaterhouseCoopers Corporate Finance & Recovery Ltda., Siglasul Consultoria Ltda. and the law firm Loeser e Portela Advogados, which performed the other assessments, including the economic and financial and the modeling of the structure of sale.

With respect to this point, it should be rendered clear that this Legal Department is not competent to make any value judgment regarding the final reports produced by the said consulting firms or BNDES, or about the result of the legal due diligence, which should be performed separately for the decision on the business.

The CPPI’s recommendation for the bidding of concession of electric energy distribution connected to the transfer of the DISTRIBUTORS’ control is based on the provisions under Article 8, Paragraph 1-A of Law 12783/2013, with the wording given by Law 13360/2016, as set out under Article 1 of Decree 9192/2017 which regulates Law 12783/2013. By means of this provision, when the service provider is under the direct or indirect control of the Federal Government, the granting power may hold a bidding process for the service, concerning the transfer of control of the legal entity providing the service, in the event of non-extension of the concession, granting the concession agreement to a new utility company over the term of thirty (30) years.

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MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

The aforementioned legal provision, in a preliminary reading, could lead to the interpretation that the Federal Government would be empowered to make decisions on the utility company it indirectly controls, without the participation of Eletrobras, the holder of the direct controlling interest in the DISTRIBUTORS in question. However, interpretation should be made that the provision, when establishing that “The Federal Government is given the option [...] to conduct the bidding process...”, means that the Federal Government, as granting power, may hold a bidding process for the concession connected to the transfer of controlling interest, but that Eletrobras is in charge of deciding if the controlling interest of its utility concessionaire will be transferred or not.

The provision referred to under Article 5 of Decree 9192/2017, which governs Law 12783/2013, supports this interpretation when it establishes that ANEEL may hold a bidding process for the concession of electric energy distribution without the transfer of controlling interest of the legal entity providing the public utility of electric energy if, among other cases, Eletrobras, as controlling shareholder of the DISTRIBUTORS, fails to approve, until February 1, 2018, the modeling of privatization of the Distributors defined by CPPI Resolution no. 20/2017.

It is a case of pure grant of concession. This is the reason why the provision under Items 1, 4, 7, 10, 13 and 15 of the agenda, which also covers, in its items 2, 5, 8, 11, 14 and 16, the event of dissolution, with the consequent liquidation of each of the DISTRIBUTORS, in the case of non-approval of the transfer of controlling interest under the terms proposed under Items 1, 4, 7, 10, 13 and 15.

In this regard, it should be noted that, pursuant to Article 19 of Law 9491/1997, Eletrobras shall be in charge, as controlling shareholder of the DISTRIBUTORS, to adopt the measures established by CPPI (formerly, CND) necessary for the implementation of the sale processes, i.e., Eletrobras is responsible for forwarding to its decision-making department, according to competent jurisdiction established under its Articles, which is of the Shareholders’ Meeting, the modeling approved by CPPI, so that it deliberates about the sale or not.

This way, under the terms of letter “c” of Item II of Article 6 of Law 9491/1997 and letter “c” of Item II of Article 10 of Decree 2594/1998, the transfer of the control of the DISTRIBUTORS shall abide by the conditions established by CPPI in said Resolution no. 20/2017, reason due to which we shall hereinafter address the most relevant ones, from the legal perspective.

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MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

According to Article 2 of said Resolution, the privatization of the DISTRIBUTORS shall be connected to the grant of a new concession of electric energy, pursuant to the faculty warranted to the Federal Government by the Decree 9192/2017, in its Article 1. In view of this, it should meet the provisions of Articles 8, Paragraph 1-A; Paragraph 1-C; Paragraph 1-D of Law 12783/2013. Under these terms, it was established by CPPI that the privatization will be under the modalities established in Article 4, items I (“sale of shareholding interest, including controlling interest, preferably upon wider distribution of the shares”) and VI (”concession, permission or authorization of public utilities”), of Law 9491/1997.

The same Article 2, in its items, establishes that the value of Fifty Thousand Brazilian Reais (BRL 50,000.00) shall be owed by each distributor. In this respect, it should be noted that, with respect to Law 9491/1997 referring to a “minimum price” and this proposition of CPPI, when it refers to “total value,” leads to the need for a joint reading of the provisions under Article 5, Paragraph 5, CPPI Resolution no. 20/2017, concerning the final value to be paid by the winning bidder. In other words, the winning bidder shall be the one that: (i) offers the value of BRL 50,000.00; (ii) offers the highest reduction with respect to the additional provisory tariff (i.e., the smallest tariff); and/or (iii) offers the highest value of bonus on the grant to the Federal Government. This way, we understand that the purpose of the bidding process is preserved, according to the principles established under Article 3 of Law 8666/1993.

Still in Article 2, items and Paragraph 1, there is a provision for maintenance of 1 (one) common share by Eletrobras in each distributor, with the purpose of allowing that Eletrobras exercises the option to increase its interest in the capital of the DISTRIBUTORS in up to thirty percent (30%), under the terms of Article 17 of CPPI Resolution no. 20/2017, which shall be further addressed hereunder.

Paragraph 3 of Article 2 establishes that “The Eletroacre’s minority shareholders shall be entitled to sell their shares to the new controlling shareholder, under the same conditions and prices paid by the latter for Eletrobras shares; It should be underlines, in this respect, that Eletroacre, differently from the other DISTRIBUTORS, is not a wholly-owned subsidiary of Eletrobras, and has minority shareholders. This way, the provision of CPPI is in keeping with the provisions under Article 109, IV, with reference to Article 171, both of LSA.

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In this respect, it should be underlines that the preemptive right is a capital right of the shareholder1, and may not be suppressed neither by the Articles of Incorporation or Shareholders’ Meeting. Furthermore, it should be noted that the term for exercise of this right may prescribe, and may not be set at a term lower than thirty days, in keeping with the provisions under Article 171, Paragraph 4, of LSA.

Article 3 of CPPI Resolution no. 20/2017 provides for the adjustments that should be made by Eletrobras before the transfer of the controlling interest, upon conversion of debt in capital or the assumption of debts of the DISTRIBUTORS with Eletrobras and/or third party, according to the values established therein.

According to the information provided by the financial department, the debts which to be assumed would be those of the DISTRIBUTORS with: (i) the Global Reversal Reserve Fund ("RGR"); (ii) the Fuel Consumption Account ("CCC"); (iii) Related Parties; and (iv) Petrobras, totaling approximately Eight and a Half Billion Brazilian Reais (BRL 8.5 billion). On the other hand, the debts to be capitalized would be those derived from: (i) Ordinary Resources (“RO”); (ii) World Bank Resources (“IBRD”); (iii) Advances for Future Capital Increase (“AFAC’s”) converted into debt; (iv) RGR; (v) Related Parties; and (vi) Petrobras, totaling approximately Eleven Billion and Two Hundred Million Brazilian Reais (BRL 11.2 billion).

Based on the wording proposed by CPPI, it should be noted that Eletrobras should assume such DISTRIBUIDORS’ debts and/or capitalize the abovementioned ones without the corresponding consideration.

In this context, it should be underlined that government-controlled companies, such as Eletrobras, are predominantly subject to the legal regime of private law. In this sense, the sale of the DISTRIBUIDORS’ shares held by Eletrobras, conditioned to the conversion of debt into capital or the assumption of debts, is performed by means of a clear declaration of the will of the parties involved, in line with the established principle of autonomy of the will.

However, although the adjustments for the sale of DISTRIBUTORS involve financial matters, it is equally true that state-owned enterprises are liable for the public interest that justified their exceptional creation and intervention in the economy, a fact that leads to the subjection to principles inherent to the legal regime of Public Administration (such as the principles of the supreme public interest2 (where public interests prevail over individual interests) and the unavailability of the public interest (whereby administrative entities are not entitled to dispose of the public interests entrusted to their custody and fulfillment at their own discretion3).

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1 REQUIÃO, Rubens. Curso de direito comercial, 2nd book . 24. ed. São Paulo, Saraiva: 2005. p. 155.

2 With respect to this subject, refer to the research of Celso Antônio Bandeira de Mello in its Curso de Direito Administrativo, 13. ed. São Paulo: Malheiros Editores, 2001, p. 28.

MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

Therefore, the sale of the DISTRIBUIDORS’ shares according to the modeling approved by CPPI, that is, including the adjustments indicated in CPPI Resolution no. 20/2017, is only legitimate when it proves to be the best way to satisfy the public interest for which protection is sought. This is the understanding adopted by the Federal Supreme Court (STF), in line with the Special Appeal 253.885-0/MG, published in the Official Gazette on June 4, 20024.

Therefore, it should be underline that, from the legal perspective, the sale of the DISTRIBUIDORS’ shares according to the modeling approved by CPPI, under the terms proposed herein, should be justified, proven and documented by the Administration as a business appropriate and necessary for the accomplishment of the public interest.

It should be noted, however, that in the case of Eletrobras, the analysis of the profitability of the transaction should not rely only on the public interest that is appurtenant to the activity of any state-owned company, but should also take into account the interests of minority shareholders, mainly with respect to earn profit, and, based on this premise, the Government has allocated the private savings necessary for the Company’s capitalization.

Thusly, it is imperative that the duties of the managers are fulfilled with respect to the provisions of LSA, especially those expressed under its Articles 153 and 154, which establish the duty of diligence on the managers, prohibiting, without limitation, that they practice an act of liberality at the Company's expense, as well as in Article 155, which provides for the duty of loyalty to the Company, and 158, which establishes the managers’ responsibility, in addition to being in accordance with the usual market practices5.

The Article 2456 of LSA should also be abided by, in which it provides that the Company should not favor a subsidiary, under the penalty of being held liable, and, in this case, it should care for the transaction between the companies to abide by strictly commutative conditions. By means of this provision, LSA does not prohibit the performance of the requested transaction, rather, its sole purpose is to protect the minority shareholder, prohibiting the favoring and carrying out of transactions in a reckless manner, without abiding the equitable conditions between the parent company and the subsidiary.

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3 In this sense, refer to the research of Maria Sylvia Zanella Di Pietro, in Direito Administrativo. 9.ed. São Paulo: Editora Atlas, 1998, p. 63.  Said principle, by virtue of the provisions under Article 2 of Law 9784, of 1999, is mandatory for the Public Administration.

4“[...] However, there are cases in which the principle of the unavailability of the public interest should be relaxed, especially when one considers that the solution adopted by the Administration is the one that which will best serve the purpose of this interest.”

5In Comentários à Lei de Sociedades Anônimas, Carvalhosa, Modesto, 4º vol., Tomo II, Ed. Saraiva, São Paulo, 2003, pág.. 33: “(...)if the managers of the company involved in business with other companies of the group actually act according to the generally accepted standards in the conduction of ther business relationships among other companies, event in which they shall be exempt from responsibility”.

6 “Article 245. The managers may not, to the detriment of the company, favor affiliate, parent company or subsidiary, thus they should ensure that transactions among companies, if any, strictly comply with commutative conditions or with appropriately compensatory payments; thereby being also held liable for loss and damage resulting from acts performed in breach of the provisions under this article.”

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Likewise, the provisions under Article 8, VII, of Law 13303/2016 (“Law of State-Owned Companies"), according to which “state-owned companies and government-controlled companies shall abide by, as a minimum, the following transparency requirements: (...) preparation and disclosure of the related party transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and commutativity, which shall be reviewed at least annually and approved by the Board of Directors,” and Article 15 of the same law, which establishes that the controlling shareholder of the state-owned company and government-controlled company shall be held liable for the acts carried out in abuse of power, under the terms of LSA.

This way, attention should be drawn to the provisions of Law 8429/1992 (“Law of Misconduct in Public Office”) which provides for, under its Article 10, that misconduct in public office includes those acts which threaten the national treasury, whether by willful misconduct or fault, and entail loss of assets, misapplication, misappropriation, waste or dissipation of assets of the entities referred to under Article 1 of the law, including government-controlled companies.

After such considerations about the issue in question, it should be noted that, under the terms of Article 7 of LSA, the capital may be assembled with contributions in cash or any sort of goods that may be valuated in cash value, which includes any debt claims of the shareholder with the company. This way, any conversion of debt in capital is lawful. The assumption of debt by third party, in turn, is also allowed by our legal system, according to Article 299 of the Civil Code, provided that there is express consent of the creditor.

However, given the fact that the case at hand refers to debts of different natures, some collateral topics should be addressed to better ground the managers’ decision-making.

According to article 28, II, of Decree 9022 / 2017, II, it is incumbent upon Eletrobras “to reimburse RGR, as manager of the contracts referred to in the head provision, within a period of up to five days as of the date of the actual payment by the debtor agent, with the funds connected to amortization, the contractual interest rate and the debt claim reserve ratio, under the terms of the financing agreement.” Accordingly, in the case of capitalization of financing debts (ECF) granted with funds from RGR, Eletrobras shall be responsible for reimbursing RGR within the term and conditions established in the aforementioned legal provision.

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In regards to the debts coming from CCC, both in the case of debt assumption and capitalization, Law 12111/2009 should be abided by, and Eletrobras shall be liable before the Sector Fund for its compliance, and thus subject to the rules of Law 10522/2002, which deals with the Database of Unpaid Debts of Federal Agencies and Entities (CADIN).

In regards to the debts with Related Parties, the provisions of ANEEL Normative Resolution 699/2016 shall be abided by, in which it provides for prior and subsequent controls over legal acts and transactions between utility companies, permitted and authorized parties, and their related parties, and the aforementioned LSA Articles shall also be complied with, especially Article 245.

With respect to the debts with Petrobras, it should be noted that Eletrobras stands as jointly and several guarantor and debtor of part of them. However, in the current condition of guarantor, if Eletrobras undergoes a suit filed by Petrobras to settle such debts, it would be entitled to right of recourse against the DISTRIBUTORS, which shall no longer happen in the case of assumption or capitalization thereof.

Similarly, there is a debt with IBRD, where Eletrobras is the direct borrower of the funds, which it transfers to the DISTRIBUTORS, which it pays to Eletrobras, so that the latter settles the installments with such international financing entity. Once this debt is assumed or capitalized, Eletrobras will be the only responsible for the payment of debt, without consideration of the DISTRIBUTORS.

With respect to the issue of the guarantees, according to the hypothesis raised by the 170th EGM, to approve the dissolution and liquidation of the DISTRIBUTORS, according to Items 2, 5, 8, 11, 14, 16 and 19 of the agenda, the subject shall be duly addressed in the event of the analysis about the levy of Law no. 8029/1990.

Furthermore, it should be noted that the competent areas of Eletrobras should check if the assumption of such debts and/or capitalization of debts of the DISTRIBUTORS make possible the “Default” or “Cross Default” configuration of any commitment previously assumed by Eletrobras, as well as evaluate the impact of such operations on the Company’s cash flow.

Paragraph 1 of Article 3 establishes that Eletrobras may, at the discretion of the Shareholders’ Meeting, assume, in addition to the debts and/or their capitalization, as provided for in the head provision of this Article, the rights and obligations under the responsibility of the distributors, connected to CCC and the Energy Development Account7 (“CDE”), entered in the Financial Statements of the Distributors on the base date of the studies, considering the adjustments until June 30, 2017, and Eletrobras should assume, as a consideration, in a commutative manner, obligations at equivalent values, reason due to which the Items 3, 6, 9 and 12 of the agenda were included.

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The Civil Code allows, in its Article 286, the assignment of debt claims by the creditor “if the nature of the obligation, law or convention with the debtor does not so oppose.” In turn, Article 299 of the Civil Code establishes that “third party to assume the debtor’s obligation, with the express consent of the creditor, whereby the original debtor shall be exempt, unless the debtor was insolvent at the time of the assumption, and the creditor was unaware of it.”

Law 12111/2009, which covers the CCC, establishes its purpose, namely, to “reimburse, as of July 30, 2009, the amount equivalent to the difference between the total cost of generating electricity, to serve the public utility of distribution of electric energy in Isolated Systems, and the valuation of the corresponding amount of electric energy by the average cost of power and energy traded in the Regulated Contracting Environment - ACR of the National Interconnected System - SIN, according to the regulation.” The regulation in question was provided for Decree 7246/2010 and Aneel Normative Resolution 427/2011.

Neither Law 12111/2009, nor its regulation, nor Law 10438/2002 (which creates the CDE) provide for the assignment of any debt claims or debts of the CCC or CDE by its beneficiaries, which leads us to believe, in a preliminary analysis, that it would not be prohibited, and thus the assignment of contractual position in these cases would be possible. However, some cautionary steps should be taken. The first of them is that both Sector Funds have a legal purpose and are legally entitled to receiving, so it seems advisable to assume as rights and obligations only those debt claims or debts already recognized and approved by the Brazilian Electric Power Agency (“ANEEL”), if it is understood that they are available, although, it should be underlined that there is no legal prohibition for such assignment.

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7 Created by Law 10438/2002, with the purpose of (i) promoting the universalization of the eletric energy utility in the entire national territory; (ii) ensuring funds to cover the economic subsidy earmarked for the low tariff of supply of electric energy to end consumers of the Low-Income Household Subclass; (iii) providing funds for expenditure under the Fuel Consumption Account - CCC; (iv) allowing the competitiveness of the energy produced based on domestic coal source in the areas served by the interconnected systems, earmarking it to the coverage of the cost of fuel of the thermal power projects in operation until February 6, 1998, and plants falling under paragraph 2 of Article 11 of Law 9648, dated May 27, 1998; (v) allowing the competitiveness of the energy produced based on the wind power, solar thermal power, photovoltaic, small hydropower plants, biomass, other renewable sources and natural gas; (vi) providing funds to offset discounts applied to tariffs of the use of electric systems for the transmission and distribution and tariffs of electric energy, according to regulation of the Executive Branch; (vii) providing funds for the payment of disbursements with expenses for purchasing fuel, incurred until April 30, 2016 by the utility companies holding the concessions referred to in Article 4-A of Law 12111, dated December 9, 2009, proven, but not reimbursed due to the economic and energy efficiency requirements provided for in paragraph 12 of article 3 of said Law, including inflation adjustments, given that the transfer of membership interests and the use of the funds referred to under Paragraph 1 of this Article shall be forbidden; (viii) providing funds for the expenses referred to in Article 4-A of Law 12111, dated December 9, 2009; (ix) providing funds for payments of values connected to the management and withdrawals and deposits in CDE, of CCC, and the Global Reversal Reserve (RGR) by the Electric Power Trading Chamber (CCEE), including the administrative and financial costs and tax charges; (x) providing funds to compensate the tariff impact of the reduced density of burnder on the cooperative market of rural electricification, utility companies or permitted companies, with respect to the main utility company supplying energy, under the terms defined by Aneel.

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In addition to this, such assignments would require the prior consent of ANEEL, since this Regulatory Agency is competent to regulate matters pertaining to CCC and CDE, as well as because acts between related parties are subject to its prior consent (according to ANEEL Normative Resolution 699/2016).

In turn, with respect to Paragraph 2 of Article 3, whereby AmE is allowed to deduct other debts with Eletrobras by transferring the entirety of the shares issued by Amazonas Geração e Transmissão SA (“AmGT”), we do not see any legal obstacles, since the payment is allowed if so consented by the creditor, according to Article 356 of the Civil Code. Such relationship shall be, still under the terms of the Civil Code, in its Article 357, governed by the rules of the purchase and sale contract, based on the pricing of the shares given as payment.

Paragraph 3 of Article 3, in turn, establishes that EGM deliberates on the sale of the controlling interest until February 1, 2018, referring to the provisions under Article 4, Paragraph 12, of Decree 9192/2017.

Eletrobras’ shareholders, meeting at the 165th EGM, (i) failed to renew their respective concessions of the DISTRIBUTORS; (ii) approved the transfer of the controlling interest of the Distributors until December 31, 2017, pursuant to Paragraph 1-A of Article 8 of Law 12783/2013, provided that, until the transfer to the new controlling shareholder, the DISTRIBUTORS receive, directly from the Federal Government or by means of tariff, all the funds necessary to operate, maintain and make investments that are related to the public utilities of the respective DISTRIBUTORS; and (iii) measure would be adopted to liquidate the Distributors, in the case that the transfer of its shareholding controls were not carried out until December 31, 2017 or in the event that the respective distributor ceased to receive, directly from the Federal Government or by means of the tariff, until the transfer to the new controlling shareholder, all the funds and remuneration necessary to operate, maintain and make investments which are connected to the public utilities of the respective distributor, maintaining the economic and financial balance of the Distributor, without any contribution of funds, at any title, by Eletrobras.

The 169th EGM is intended to rectify the 165th EGM, extending the term originally established for the completion of the transfer of controlling interest of the DISTRIBUTORS from December 31, 2017 to July 31, 2018.

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In turn, Decree 9192/2017, which “governs Law 12783/2013, to provide for the bidding of distribution and transmission concessions associated with the transfer of control of a legal entity providing public electric energy services," establishes, in its Article 4, Paragraph 12, that, if the controlling shareholder of the legal entity providing the electric energy distribution service does not approve, by means of its competent agencies, the adjustments defined by CPPI within the established deadlines, the provisions under Article 5 of the Decree at hand, which provides for the “bidding process relating to the electric energy distribution concession, without transfer of the controlling interest of the legal entity responsible for the provision of the electric energy distribution service,” the so-called pure grant of concession shall be applicable.

In other words, in the event that Eletrobras’ EGM does not approve, until February 1, 2018, the transfer of controlling interest of the DISTRIBUTORS as established under CPPI Resolution no. 20/2017, the Granting Power (Federal Government) shall hold a pure bidding for the concession, thus completely depriving the DISTRIBUTORS from their corporate purpose, which, in our view, would lead to the dissolution of these Companies, in line with what has already been approved by the aforementioned 165th EGM.

In fact, the DISTRIBUTORS shall no longer have a concession since the 165th EGM, which decided not to extend the respective contracts expired on July 7, 2015, so that the assumption of a new utility company, to be held by the FEDERAL GOVERNMENT for pure granting purposes, quells any purpose for these entities to exist, and given that they currently only remain in place for the temporary provision of electric energy distribution services.

The manner of dissolution and liquidation of the DISTRIBUTORS shall be further addressed hereunder, in the analysis of Items 2, 5, 8, 11, 14, 16 and 19 of the agenda, as well as in the external opinions of specialists, such as Arnold Wald, Nelson Eizirik and Gustavo Binenbojm.

However, attention should be drawn to the provision under CPPI Resolution no. 20/2017 that conditions the privatization of AmE to the conclusion of its process of unbundling8 until March 2, 20189. In the case of sale of AmE, the agenda also establishes other requirements for its sale. The sale of Ceal is also conditioned to the execution and homologation of a consent decree connected to the payment of salary differences arising out of the Bresser Plan, according to Article 20 of CPPI Resolution no. 20/2017.

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8 It is not reasonable that we further address the process of unbundling, which shall be covered by a specific opinion on the issue.

9 It should be noted that ANEEL had already granted a term until April 30, 2018 for the completion of the process of unbundling.

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In this point, we underline that setting requirements for the subsequent and uncertain accomplishment of the legal business is lawful, under the terms of Article 121 of the Civil Code. If such requirements are not met, such Companies shall be dissolved, as provided for under Item 19 of the agenda, which shall be further addressed hereunder.

In the modeling established by CPPI, the new controlling shareholder shall perform a new capital increase in the DISTRIBUTORS, upon subscription and outright payment of the shares, in accordance with the values established in CPPI Resolution no. 20/2017, concomitantly with the purchase of the controlling interest of the respective distributor, according to Article 10.

Article 170 and paragraphs of Law 6404/1976 provide that the company may increase capital by public or private subscription of shares. In the case of a private subscription, as currently forecasted, the law establishes that the resolutions passed by the Shareholders’ Meeting or by the Board of Directors shall be abided by, in accordance with the Articles of Incorporation.

In this sense, the Articles of Incorporation of the DISTRIBUTORS establish, in their Article 7, respectively, that the capital increases of the company shall be performed by means of public or private subscription and/or incorporation of reserves, according to the standards and conditions established among the modalities allowed by law.

Thus, the Shareholders’ Meeting should be convened and held in each of the DISTRIBUTORS in order to comply with the provisions of CPPI, abiding by the applicable legal provisions.

Articles 11 to 13 of the CPPI Resolution no. 20/2017 address the offering of the right to purchase shares of the DISTRIBUTORS to their employees and retirees, in abidance by Article 28 of Law 9491/1997, according to which the applicable principles shall be those established in the said Law and the specific conditions shall be those approved by CND (currently CPPI). Additionally, the Law in question establishes a minimum percentage of ten percent (10%) should be offered to employees and retirees, and, therefore, the Resolution, in this respect, is in keeping with the applicable law.

It should be noted that Eletrobras shall assign its preemptive right to subscribe new shares, which shall be implemented by the DISTRIBUTORS, the privatization of which was approved under the terms of Items 1, 4, 7, 10, 13 and 15 of the agenda, to the employees and retirees that exercise the option to purchase shares under the scope of Offering of Shares to Employees and Retirees, in the event of the increase of capital by the new controlling shareholder; Aiming this purpose, Item 17 of the agenda expressly establishes the free assignment of this preemptive right, which derives from the provisions under Article 1, I, of Decree 1091/1994, which is also governed by CPPI Resolution no. 20/2017, in its Article 11, Paragraph 3, in such a way that the inclusion of this item in the agenda is also agreed on.

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The modeling approved by CPPI conditions the performance of the adjustments by Eletrobras, except for those connected to the unbundling of AmE, to the approval of the transfer of controlling interest of the DISTRIBUTORS by ANEEL and by the Administrative Council of Economic Defense - CADE, pursuant to Article 5, I, of ANEEL Normative Resolution 484/2012 and Article 88 of Law 12529/2011, respectively, therefore meeting the applicable legal provisions and standards.

It should be noted that these regulatory constraints do not preclude the deliberation of the Shareholders’ Meeting, which shall only resolve on the approval of the sale of the shares and their minimum selling price.

Finally, concerning the modeling of Boa Vista Energia approved by CPPI in Resolution no. 20/2017, attention should be drawn to the conclusion in IT DFP/DFF/DDE no. 001/2017, concerning the provision for the liquidation of CERR assets by Eletrobras, in the manner calculated in the studies, in as it conflicts with the terms of Article 5 of Decree 8461/2015 and Paragraph 15, Article 4 of Decree 9192/2017, which should be taken into account by the managers and shareholders on their adjudication on the merits.

Concerning Item 18 of the agenda, Article 17 of CPPI Resolution no. 20/2017 warrants to Eletrobras the right to increase its participation in the Distributors’ capital by up to thirty percent (30%), over a term of up to six (6) moths, as of the date of execution of the purchase contract between Eletrobras and the winning bidder, upon conversion of the debt claims that Eletrobras still holds against the DISTRIBUTORS in capital.

In view of this forecast, and considering that any option by Eletrobras concerning the right conferred upon it should be subject to its own analysis and evaluation, especially with regard to the issue price of the shares, which shall comply with the provisions of the LSA, particularly in its Article 170 above, it seems appropriate to include delegation of powers to the Eletrobras’ Board of Directors (“CAE”) to decide on future capital increases of the DISTRIBUTORS by converting debts of said DISTRIBUTORS, in order to avoid this business to be subsequently referred to the a new Shareholders’ Meeting, and given that such delegation is legally possible, since it is not a matter of exclusive competence of the Shareholders’ Meeting, pursuant to Article 122 of LSA.

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Concerning the BNDES’ remuneration, it should be noted that Article 25 of Decree 2594/1998, which regulates Law 9491/1997, establishes that the Manager of FND shall be entitled to remuneration of two tenths of a percent of the net value established in each sale, to cover its operating costs for exercising the manager’s position. Additionally, Article 26 of the aforementioned Decree establishes that the expenses with third party services incurred by the Manager of the PND shall be reimbursed by the holder of the shares deposited in PND. Such provisions were reproduced by Article 11 of Decree 9192/2017, as well as in Article 18 of CPPI Resolution no. 20/2017, which establishes that reimbursement of expenses incurred with third party shall be made in the form agreed with Eletrobras.

Thus, Contract No. 16.2.0678.1 was entered into between Eletrobras and BNDES on February 8, 2017, with the purpose of regulating the form and terms for payment of compensation and reimbursement due to the BNDES for the accomplishment and monitoring of the privatization process of the DISTRIBUTORS, analyzed by DJJJ Memorandum no. 0186/2017, to which we shall refer in full, and which should be taken into consideration by the managers and competent areas of Eletrobras.

Under the terms of said Contract, Parties agreed that, if no sale occurs, no such remuneration shall be paid, but only reimbursement of costs incurred, as well as the amount of BRL 318,000.00, adjusted by IPCA as of the date of execution of Contract, concerning each distributor not sold.

Is should be noted that, under the terms of Article 7 of Decree 9192/2017, Eletrobras shall deposit the amount received with the sale of the DISTRIBUTORS’ shares in the RGR fund, considering as settled those amounts received by Eletrobras for the purchase of control of the DISTRIBUTORS, under the terms established in Article 21-B, head provision, and Paragraph 2 of Law 12783/2013, which is also provided for under Article 19 of CPPI Resolution no. 20/2017.

If the 170th EGM approves the dissolution and liquidation of the DISTRIBUTORS, under the terms of Law 8029 / 90, according to Items 2, 5, 8, 11, 14, 16 and 19 of the agenda, the remission of Eletrobras’ debts with the RGR Fund shall be duly assessed and appropriately performed, under the aforementioned applicable laws.

Having made the above considerations and reservations concerning CPPI Resolution no. 20/2017, with respect to the eminently legal aspects of the conditions established by such Resolution, it should be noted that the latter is in keeping with the provisions of Law 9,491/1997 and Decrees 2,594/1998 and 9,192/2017, given that, in addition to the operational modality of privatization, which is the sale of shares with the granting of a new concession, and the minimum price established based on independent assessments, said Resolution provides for the manner in which the offer shall be made to the employees and retirees of the DISTRIBUTORS; and furthermore addresses the issues of remainders; the purchaser's repurchase obligation; the form in which the financial settlement shall take place; the legal requirements for the transfer of shares; as well as the manner in which the concerned parties shall proceed, along with the relevant deadlines.

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Furthermore, such transaction shall not be subject to Article 253, I, of LSA, according to CVM Official Letter no. 53/2017/CVM/SEP/GEA-3, dated March 20, 2017, which, in response to the query made by Eletrobras, understood that the DISTRIBUTORS have not converted into wholly-owned subsidiaries upon the incorporation of shares - which, according to the most recent decisions of the CVM Board, would remove the requirement of granting the right, as set forth in Article      253 of LSA. Accordingly, Eletrobras’ shareholders shall not have preemptive right proportionally to the shares they hold in Eletrobras’ capital to purchase shares of the DISTRIBUTORS’ capital in the event of their sale.

It should be noted that, in the case of some DISTRIBUTORS, such as Cepisa, the share purchase and sale agreements entered into with the respective States established a provision for payment to the respective State of a certain percentage of the difference between the amount paid for purchasing the shares and that received in the privatization of such DISTRIBUTORS, accordingly (the so-called “upside”).

It is therefore appropriate draw attention to the understanding of this advisory legal department, expressed in DJJJ Memorandum No. 3950/2017, in the sense that  the obligation to pay the supplementing of price is subject to a condition precedent, which does not have any impact unless upon the sale of the shares. Furthermore, it should be noted that the final purchase and sale price of the shares of these DISTRIBUTORS would be set only when they were sold in a privatization auction, and, if a down payment was ascertained as difference between the actual sale value of the distributor in question and the amount paid by Eletrobras to the respective State as an advance, nothing more would be owed to the State and, theoretically, the overpayment difference should be payable by Eletrobras10.

With respect to  the prior approvals necessary for the sale, in addition to those already mentioned by ANEEL and CADE, a positioning of the Secretariat of Coordination and Governance of State Enterprises ("SEST”) also seems necessary, under the terms of Article 41, V of Decree 9035/2017, given that the latter should “participate in the activities connected to the process of modeling and development of operations targeted at the privatization, restructuring, merger, consolidation, spin-off and liquidation of federal state-owned companies” (emphasis added).

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10However, it should be noted that such right should consider the principles of equity, and may be denied in the event of legal collection, given the lapse of time and the measures taken by Eletrobras in control of the Company, which may be recognized as consideration of the rules set out under contract, upon the principle of objective good faith.

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In addition to this, under the terms of TCU Normative Instruction 27/1998, it is the responsibility of the Brazilian Federal Accounting Court (“TCU”) to monitor, supervise and evaluate the privatization processes carried out by the Federal Public Administration.

It should be noted that the provisions of Article 8 of CVM Instruction 481/2009 should be met, in which it establishes the documents and information that the Company should provide to the shareholders whenever a related party, as defined by the accounting rules that provided for this issue, has special interest in the approval of a business referred to a Shareholders’ Meeting.

It should be noted that the share purchase agreement was not included in this business, and it is recommended that it be made available for evaluation before its publication in the auction notice, which should be negotiated by the Company's management with BNDES.

Upon review of the relevant legal aspects of the modeling approved by the CPPI in Resolution no. 20/2017, as well as the items of the agenda connected to the submission to the AGE of the resolution on the sale of the DISTRIBUTORS, under the terms of such modeling, according to the aforementioned Article 19 of Law 9491 / 1997, we shall hereinafter refer to Items 2, 5, 8, 11, 14, 16 and 19 of the agenda, which, according to the Company management’s recommendation, provide for the dissolution and liquidation of the DISTRIBUTORS, in accordance with the legal procedure established by Law 8029 / 1990, which provides for the extinction and dissolution of entities of the Federal Public Administration, and provides for other measures.

It is important to note that the form of dissolution and liquidation of the DISTRIBUTORS, as federal government-controlled companies, is an intricate issue, insofar as these entities cannot, by express legal prohibition, be subject to the bankruptcy and recovery regime applicable to other private companies, pursuant to Article 2, I, of Law no. 11101/2005.

In this context, given the relevance of the matter to Eletrobras and in order to support the directors’ recommendation and the Company shareholders’ decision-making, three renowned specialists were engaged to discuss the matter, whose opinions we refer in full: Gustavo Binenbojm, specialist in Public Law; Nelson Eizirik, specialist in Private Law; and Arnaldo Wald, with remarkable knowledge in both areas.

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All three of the renowned aforementioned jurists maintained the application of Law 8029/1990, treated as the sole legal statute for the dissolution and liquidation of entities of the Federal Public Administration, since, as already said, it has immunity from bankruptcy.

Thus, for instance, Gustavo Binenbojm asserts as follows:

“[The] Law 8029/1990 was not expressly or tacitly revoked, therefore, it is the sole law to regulate the dissolution of corporations held by the Government. Thus, by virtue of the principle of lawfulness (Article 37, head provision, CRFB), the Public Administration, when liquidating its companies, should abide by the legal procedure provided for under the sole applicable statute concerning the matter. Well, insofar as, in this case, the liquidation could not follow the regime of Law 11,101/2005, by express legal preclusion (Article 2, I), the legal procedure may only be that of Law 8029/1990 – the single general statute to address the issue” (p. 38 of the opinion).

The dissolution, as all opinions clearly point out, is an inexorable consequence of the deprivation of corporate purpose of the DISTRIBUTORS, initially caused by the non-extension of the concessions, deliberated at the 165th EGM11, and established in the pure granting regime set forth in Article 5 of Decree 9,192/2017, in view of the assumption of a new utility company and termination of temporary provision under the responsibility of the DISTRIBUTORS.

Nelson Eizirik addresses the issue as follows:

"In this context of the unenforceability of the corporate purpose of the EDE’s, which results from the potential pure bidding for the public distribution utility concession, the sale of the controlling interest in the Distributors shall not make any sense, and shall become materially impossible.

Thus, if it is impossible for EDE’s to continue to exercise their corporate purpose and, consequently, that the controlling interest in them be transferred, Eletrobras may perform the dissolution of such companies, based on the deliberation that has already been taken by the 165th EGM, held on July 22, 2016, including with a favorable vote of the Federal Government! (original emphasis, pp. 29-30 of the opinion).

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11Professor Arnoldo Wald rightly avers: “83.   Accordingly, by their respective laws of creation, and owing to the laws concerning the federalization and by their respective Articles of Incorportation, the concession agreements were the very reason for existing and operation of the DISTRIBUTORS, and the expiration of the effectiveness of these contracts has made their corporate use disappear” (original emphasis, page 28 of the opinion).

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This is the reason why Gustavo Binenbojm asserts that, in a logical and systemic interpretation of Article 5 of Decree  9192/2017, there is a "related administrative decision, which, a fortiori, expressly prohibits the express manifestation of the Board of the Investment Partnership Program (CPPI), or the approval provided for in Article 6, Item II, “a”, of Law 9491/1997, whether concerning the recommendation provided for under Article 6, Item I, of the same legal provision” (p. 46 of the opinion).

Upon the foregoing considerations about the application of the sort of regime provided for under Law 8029/1990, it should be underlined that Article 23 of this governing law establishes that “[the] Federal Government shall succeed the entity, which has been extinguished or dissolved, in its rights and obligations arising out of the legal standard, administrative act or contract, as well as in the other pecuniary obligations.”

It is a rule that imposes the universal succession of the Federal Government on the rights and obligations of the dissolved entity, as would be the case under review, as pointed out in the opinion of Nelson Eizirik, “that only the Federal Government itself should bear the burden of the liquidation, including with respect to the remaining liability of the entity to be liquidated” (page 38).

In this vein, the Federal Government would succeed the DISTRIBUTORS, including in regards to any debts secured by Eletrobras, which would become ineffective in the event that Eletrobras provides guarantees to its parent company - the FEDERAL GOVERNMENT, in accordance with Article 40 of the Fiscal Responsibility Law (Supplemental Law no. 101/2001). Thus, once again, Nelson Eizirik asserts:

"[...] In the event of liquidation of the Distributors, pursuant to the application of Article 23 of Law no. 8029 / 1990, it will be up to the Federal Government to succeed them in all their remaining rights and obligations, including with regard to debts of the EDE’s in which Eletrobras eventually appears as guarantor.

It should be noted, however, that Supplemental Law 101/2000 ("Fiscal Responsibility Law"), in its article 40, Paragraphs 6 and 7, item I, prohibits entities of indirect administration (including, therefore, Eletrobras), to post bonds, except when they are provided in favor of its subsidiaries or controlled companies, as in the case of Distributors, or in the case of counter-guarantees under the same conditions.

Therefore, in accordance with the provisions of the aforementioned precepts of the Fiscal Responsibility Law, Eletrobras is not allowed to provide guarantees to its parent company, in this case, the Federal Government, even as a successor.

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MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

Therefore, once the Federal Government succeeds the EDE’s in their rights and obligations arising from the liquidation, the guarantees that may be provided by Eletrobras for debts of the Distributors shall automatically lose their effectiveness, in view of the express legal prohibition established under the Fiscal Responsibility Law” (p. 39).

Lastly, if the 170th EGM resolves to dissolve and liquidate the DISTRIBUTORS in accordance with the provisions of Law 8029/1990, the jurists understand that the debt of Eletrobras with the RGR Fund, governed by Article 21-B of Law 12783/2013, would also be subject to remission, even if the sale of the DISTRIBUTORS’ shares is not carried out, for whose acquisition of control Eletrobras availed itself of RGR funds.

As Professor Arnoldo Wald points out, such provision “applies to situations of continuity or not of the DISTRIBUTORS" (p. 45 of the opinion). Historical reasons connected to the federalization of these DISTRIBUTORS, a process in which Eletrobras stood as the vehicle of Government for its privatization, lead to the teleological interpretation that the true intention of Article 21, Paragraph 2 of Law 12783/2013 was to release Eletrobras from risks and burdens inherent to the failure to privatize such entities. In this sense, Gustavo Binenbojm asserts:

“[...] Eletrobras served as an instrument to accomplish such public policy. Since the purchase of the EDE’s, large sums have been contributed in them, without the actual implementation of the planned privatization. Bearing this history in mind, the legislator predicted that Eletrobras is not obliged to return to the RGR Fund the same amount it used to purchase the control of the EDE’s, but only the sum that it actually earns with the sale. In other words, what the legislator did, in fact, was to withdraw from Eletrobras the burden of bearing the risk inherent in the sale of the shares. This is the rationale of the rule under Article 21-B, Paragraph 2, of Law 12783/2013.

If this is so, although Law 12783 / 2013 does not expressly provide for the possibility of liquidation of the EDE’s, the rationale contained therein leads to the conclusion that, in the event the sale of controlling interest is not feasible, Eletrobras should be exempted from the obligation to pay the amount of the debt incurred.

As a matter of fact, a different understanding would mean to impose on Eletrobras the risks connected to the failure of the privatization of EDE’s, in a direction diametrically opposed to the rationale of the aforementioned rule. Even because, as already addressed, Article 21-B, paragraph 2, of Law 12783/2013 allows the RGR to pay the debts incurred by Eletrobras for the purchase of EDE’s by the mere deposit of sales amounts - regardless of their amount. Consequently, a potential sale of the shares to private business at zero cost - in which case no amount would be paid to the RGR Fund - would comply with the provisions under Article 21-B, Paragraph 2, of Law 12783/2013, and consequent debt settlement. The liquidation is equivalent to a sale, under such terms” (pp. 43-44 of the opinion).

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MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

Regardless of the conclusions made by all the opinions, in a convergent manner concerning the application of Law  8,029/1990 in the dissolution of the DISTRIBUTORS, it should be noted that the risk of judicialization of a potential liquidation of the DISTRIBUTORS, under the terms proposed by the 170th EGM, the Federal Government, as described in Article 23 of said Law, as the universal successor of the dissolved entities, could actually question the application and scope of Law 8029/1990, which should be taken into account by the managers for their adjudication on the merits.

In this sense, attention should be drawn to the recent statement by General Counsel of the Federal Government (CGU), by means of NOTE 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU, as well as by the Office of the General Counsel for the Federal Treasury (PGFN), by PGFN/CAS/Opinion no. N° 2052 /2017, in favor of the non-applicability of Law 8029/1990 to the case. Given such statements, without binding effects12, the prominent engaged jurist Gustavo Binenbojm maintained that the rationale of said counsels was “legally inaccurate”, owing to the reasons below:

“In any case, regardless of the legal classification ascribed to the liquidation of EDE’s – as an operating modality of privatization or a manner of divestment –, the rule established under Law 8029/1990 is applicable, as it stands as a general rule that governs the liquidation of state-owned companies and government-controlled companies, under the control of the Federal Government. In this sense, Article 24 of Law 9491/1997, before disproving this conclusion, confirms it, given that the reference to the general rule of Law 8029/1990 supports the general nature and abstraction of this law (especially Articles 21, 23, 24 and 26).

In fact, the mere allusion to the legal system of LSA (Articles 208 and 210 to 218) as a regulation that would be applicable to the case of the dissolutions performed outside of PPI vis-à-vis those within its scope does not render anything clearer. After all, the very Article 21 of Law 8029/1990 refers to the application of such provisions. Strictly speaking, however, Law 8029/1990 actually introduces provisions necessary for operationalizing the liquidation in the cases of state-owned companies, chiefly owing to the fact that they are not subject to the regime of Law 11101/2005.”

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12 Under the terms of Articles 40 to 42 of the Supplemental Law no. 73/1993

MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

Thus, as stated in the Management Proposal, “the decision attributed to the Eletrobras’ shareholders at the 170th EGM lies in the choice between such dissolution and liquidation scenario, whose costs and burden are to be borne by the Federal Government under Law 8029/1990, and the privatization scenario provided for by CPPI Resolution no. 20/2017, in which Eletrobras, in order to make it possible to sell the control at BRL 50,000 per Distributor, is required to make contributions of BRL 11.2 billion, by means of the assumption and capitalization of debts, which may amount to BRL 19.6 billion if the company assumes debts in an amount equivalent to the debt claims of the DISTRIBUTORS with the CCC and CDE Sector Funds, still illiquid from the regulatory point of view.” (emphasis added)

With regard to the corporate authorizations, it must be said that the matter should be referred to the Eletrobras’ Special Shareholder’s Meeting, preceded by a resolution by Eletrobras’ Executive Board and Board of Directors, pursuant to Article 17, I, of the Articles of Incorporation of Eletrobras, also considering Article 15 of Law 9491/1997 and Article 1, I, of Decree 1091/1994.

Concerning the competent jurisdiction of the Audit Committee to assess the matter in question, this advisory legal entity has already stated its position, by means of DJJJ 3656/2017 Memorandum, that, in order for the hearing of this corporate agency to be unnecessary in the sale of the DISTRIBUTORS, since there is no such matter in assignments of the Audit Committee, as established in Article 163 of LSA, as well as in Article 53 of the Articles of Incorporation of Eletrobras. However, this corporate agency may request information from the managers on the operation in question, limited to the appraisal of the legality of the acts practiced.      The position of the Audit Committee, therefore, would be recommended as a good corporate governance practice, as established by the Brazilian Institute of Corporate Governance (IBGC) for the sale of relevant assets, for instance13.

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13As stated in item 1.2 (“Suggestions of Activities arising from Allocations”) of the Guidance Manual for the Audit Committee of IBGC.

MEMORANDUM	Free Translation Date: 12/20/2017 DJJJ - 4563/2017

We also recommend that DFR appraises the need for a position of the Audit Committee, or an agency that may be resorted to in its stead, in the light of the applicable laws of the countries in which Eletrobras has its shares registered in stock exchanges.

With regard to the draft of the Management Proposal that accompanies the business, whose proposal reflects the draft of the Board Resolution and shall help the shareholders in the meeting to be held, with respect to the legal aspects of the recommendation therein, it is in keeping with the applicable laws, and there are no legal obstacles for its approval.

Moreover, attention should be drawn to the need to appraise the convenience and the timeliness to disclose the sale of the controlling interest of the DISTRIBUTORS or their dissolution and liquidation, as well as their communication to CVM, and to the stock exchanges that trade securities issued by Eletrobras, given that the transaction at hand may be considered significant, in view of the provisions under CVM Instruction 358/2002. Therefore, we recommend that DFR14 appraises, as the case may be, the appropriate moment for the communication of material fact to the market, and, additionally, the managers shall be responsible for adjudicating on the merits of its immediate disclosure, should this threaten the legitimate interest of the Company.

It should be underscored that the understanding now considered stands as a mere opinion, and that seemed to us more in line with the applicable laws. Lastly, in accordance with paragraph 4 of the Manual of Good Consulting Practice, we would like to render it clear that any stamps in the documents forwarded to the legal department merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

Thus, abiding by the adjudication on the merits15, considering the favorable positions of the competent departments, the REDEX and the Drafts of Resolution and Management Proposal are sealed and attached hereto.

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14As established by CVM Instruction 358/2002 in its Article 3, as follows:

“Article 3 It is incumbent upon the Investor Relations Officer to send to CVM, through an electronic system available on the CVM website in the Internet, and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are actually traded, any relevant act or fact happened or connected to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are actually traded.”

15 In Direito Administrativo Brasileiro, MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29ª ed., pág. 152/153: “(...) The administrative merit is therefore based on the assessment of the motives and the choice of the object of the act, made by the Administration in charge of its practice, when authorized to decide on the convenience, timeliness and justice of the act to be performed

In “Direito Administrativo”, GASPARINI, Diógenes, São Paulo, Saraiva, 9ª edição, 2004, p. 94: “Discretionary shall be the administrative acts carried out by the Public Administration, in accordance with one of the behaviors that the law so establishes. Thus, it is the responsibility of the Public Administration to choose the said behavior.

Such choice is based on the criterion of convenience and timeliness, i.e., on the merits. There is convenience whenever the act is of the interest, its convenient or meets the public interest. There is timeliness when the act is performed in the right moment to meet the public interest.”

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Fernanda Maria Vieira Lima Schuery Soares

Mr. Legal Department Superintendent,

While ratifying the conclusions in this opinion, I understand that, grounded on the external opinions, Law 8029/1990 is the one to regulate the dissolution and liquidation of government-controlled companies, given that the Distributors may not follow the same bankruptcy and reorganization system as provided for in Law 11101/2005.

In point of fact, under the terms of Article 23 of Law 8029/1990, the Federal Government is the universal successor of the rights and obligations of the Distributors, and Eletrobras shall not even be ultimately liable for the debts secured, insomuch as it cannot be guarantor for its parent company, under the terms of the Fiscal Responsibility Law.

In this vein, since the Distributors no longer hold a concession, as deliberated by the 165th EGM, and, furthermore, as provided for under the system of pure grant established in Article 5 of Decree 9192/2017, it is clear that the corporate purpose which had led to the establishment of such enterprises no longer exists, in its essence.

In view of this, managers should consider the risks underlying the potential approval of the modeling provided for in CPPI Resolution no. 20/2017, which provides for burdensome transactions of assumption and/or capitalization of debts by Eletrobras.

On December 21, 2017.

_____________________________________

Rodrigo Madeira Henrique de Araújo

Manager of DJJJ

Mr. Legal Officer,

The sales modeling proposed for the EDE’s, under the terms of the technical and economic and financial assessments of Eletrobras, impose a risk on the company’s managers in connection with the their fiduciary duties (Articles 153 and ss of LSA), mainly the necessary commutativity that should be considered in the transactions among parent company and subsidiaries (Article 245 of LSA), and attention should also be drawn to the analysis that took into consideration the rules of the constitutional principles, Law of Misconduct in Public Office, State-owned Companies’ Responsibility Law and other laws reviewed on the papers referred to.

Given the joint statement by AGU in connection with MME and MPOG, accompanied by the statement by PGFN, all of them referred to in this opinion, the risk of judicialization of the issue related to the application of Law 8029/90, should be emphasized.

Given the foregoing, I agree to the understanding expressed in the external opinions issued by the counsels engaged by the company, as well as in the appraisal of this internal legal opinion and respective order of the management of DJJJ, in the sense that the rule under Law 8029/90 should stand as the procedure applicable to the process of dissolution of the distribution companies of Eletrobras (EDE’s).

On December 22, 2017.

________________________________________

Maurício Carvalho Mazzini

DJJ

To DFR and the Executive Board of Eletrobras,

The company has engaged three (3) of the most renowned specialists in Law to appraise the issue of the privatization process of Eletrobras’ Distribution Companies (EDE’s).

Professors Arnoldo Wald and Nelson Eizirik analyzed the scenario as a whole, allowing a sense of perception of the conjuncture underlying the privatization process of EDE’s, meanwhile deepening the analysis of the aspects connected to LSA, without taking the other relevant legal systems for granted.

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Owing to the fact that the EDE’s are government-controlled companies subject to a privatization process, which is governed by rules that are typical of the Public Law, the company has also decided to engage Professor Gustavo Binenbojm, specialized in Public Law, with a wide background in the areas of Constitutional, Administrative, and Regulatory Law, who also reviewed issues connected to constitutional principles, the Law of Misconduct in Public Office and State-owned Companies’ Responsibility Law.

In this sense, the opinions, autonomously and independently produced by the experts involved, follow the same path, and ultimately concluded that there was no commutativity in the transaction, under the terms of Article 245 of LSA, meanwhile pointing out risks for the managers concerning their fiduciary duties, provided for under Articles 153 et seq of LSA, which could threaten the Company. If these aspects were not enough on their own, the application of Law 8029/90, as explained by Professor Gustavo Binenbojm, is the sole legally possible measure for EDE’s, which makes the dissolution the only choice to safeguard the best interests of Eletrobras and its shareholders, including the Federal Government itself, as illustrated by the Financial Department in the table below:

Given the responsibility to assist in the Company’s decision-making, either as manager, or as the responsible for the legal department of Eletrobras, with the issuance of opinions to the best interests of the Company, I state my opinion in favor of: (i) the applicability of Law 8029/90 to the case; (ii) the dissolution and liquidation of these EDE’s according to the rule under Law 8029/90, owing to the fact that there is no commutativity in the transaction concerning Amazonas Energia, Boa Vista Energia, Ceron and Eletroacre; and (iii) the transfer of the controlling interests of Cepisa and Ceal, given there is commutativity in the transaction which concerns Cepisa and Ceal, the latter since there is agreement in regards to the Bresser Plan, pursuant to the modeling approved by CPPI Resolution no. 20/2017.

On December 22, 2017.

_____________________________________

Alexandre Aniz

Legal and Corporate Management Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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